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                               CIDCO INCORPORATED

                             FILING TYPE:    425
                             DESCRIPTION:    N/A

                             FILING DATE:    SEPTEMBER 14, 2000
                             PERIOD END:     N/A

                PRIMARY EXCHANGE: NASDAQ - NATIONAL MARKET SYSTEM

                                  TICKER: CDCO


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                                 FILED BY CIDCO Incorporated
                                 (Commission File No.: 000-23296)
                                 Pursuant to Rule 425 under the Securities Act and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                 Subject Company: CIDCO Incorporated
                                 Commission File No. 000-23296


                                                                    [CIDCO LOGO]


FOR IMMEDIATE RELEASE


                   SALE OF CIDCO TELEPHONY BUSINESS SOLIDIFIES
                  STRATEGIC SHIFT TO INTERNET APPLIANCE MARKET
     Industry Leader to Focus on Expanding Internet Appliances and Services

MORGAN HILL, Calif., September 14, 2000--CIDCO Inc. (NASDAQ: CDCO), announced today a definitive agreement to sell its telephony equipment business to a new company formed and led by technology investor and executive David Lee. Under the terms of the agreement, CIDCO will sell its entire line of telephones and telephony products. Company officials said that after the sale CIDCO will focus entirely on its rapidly expanding Internet appliance and services business, including MailStation, its portable e-mail appliance that is sold through major national retail chains.

"This divestiture signals a major strategic shift that we began over a year ago with our entry into the Internet appliance market," said Paul Locklin, president and chief executive officer. "This market is the key to our future and the sale of our Telco unit will allow us to focus entirely on the development and marketing of higher margin Internet-related products and services that build recurring, subscriber-based revenue.

"The sale will accomplish a couple of very important objectives to this end. First, it will monetize the fixed assets and inventory of our telephone equipment business, which will gives us additional resources to get new products to market faster, and accelerate channel development. Secondly, selling the unit to David Lee's company assures a smooth and orderly transition because of his proven leadership. Our Telco customers and their consumers can remain assured of the continued quality and reliability of CIDCO telephony equipment products. Most of our employees associated with this business line will be offered continued employment with the new company."

The transaction is expected to be completed in December, subject to customary closing conditions including approval by CIDCO stockholders and expiration of the waiting period under Hart-Scott-Rodino. The deal is valued at approximately $15 to $20 million in cash, including the present value of future payments for inventory and a royalty on product sales by the new company. "This frees up substantial working capital that will be deployed to the Internet appliance and services business, allowing a significant increase in product development

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CIDCO                                                                     3 of 4

activities, with a goal of speeding the market introductions of new products," said Rick Kent, chief financial officer and chief operating officer. "We'll also retain the Telco accounts receivable generated through the closing date as additional working capital for our Internet appliance business"

"This is an exciting milestone in the development of CIDCO," said Locklin. "We recognized that the Telco and Internet product lines have become increasingly more distinct and different. Our Internet appliance business is based on a recurring service revenue model, while our Telco business has a predominately hardware business model. This transaction will allow each organization to focus on the appropriate performance metrics and customer needs in order to achieve maximum success".

The new company formed by Lee has also acquired rights to the brand name and will be known as CIDCO Communications, LLC but will have no affiliation with CIDCO Incorporated. The company plans to remain in Morgan Hill and sublet facilities from CIDCO. Lee is a well-known business leader in the technology and communications industries. He was a co-founder of Qume Corporation and, following its acquisition by ITT, later became president of ITT Qume and a vice president of ITT. A former president and chairman of Data Technology Corporation, Lee currently is chairman of eOn Communications Corp. and Cortelco and serves as a regent of the University of California.

"We're totally committed to continuing the leadership and reputation that CIDCO established in telephony equipment and accessories," said Lee. "We're keeping the telephony business management team intact and we are going to commit the necessary resources to ensure the highest quality, customer service and technological leadership."

The company has scheduled a conference call to discuss this news release on FRIDAY, SEPTEMBER 15, 2000 at approximately 8:45 A.M. EASTERN TIME (5:45 A.M. PACIFIC TIME). To participate in the call, dial 1-800-818-5264 TEN MINUTES before the conference call begins and ask for the CIDCO conference call using a pass code of 622076. A replay will be available shortly after the conclusion of the call until September 21, 2000. To access the replay, dial 1-888-203-1112 using a pass code of 622076.

Investors will also have the opportunity to listen to CIDCO's conference call over the Internet through Vcall at www.vcall.com. To listen to the live call, go to the Vcall Web site at least 15 minutes before the start of the call to register, download, and install any necessary audio software.

CIDCO Inc., founded in 1988, is a worldwide leader in telephony and Internet appliance products and services that empower consumers to communicate simply and easily over advanced networks and the Internet. The company introduced its first Internet appliance in 1998 for a world moving into the developing Internet appliance era and has extended this vision to devices that will make email and other information services readily available to consumers that don't have access to or require traditional computers. Through its alliances with many of the world's leading telephone companies, CIDCO develops and sells advanced network

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CIDCO                                                                     4 of 4

appliances such as network feature telephones, Caller ID devices and internet appliances that enable consumers to maximize telephony networks and Internet services. CIDCO is headquartered in Morgan Hill, California, at the South of Silicon Valley. For additional information, visit www.cidco.com or call (408) 770-1162.

MailStation and CIDCO are trademarks of CIDCO Inc. All other trademarks are the property of their respective owners.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release contains forward-looking statements within the meaning of the Federal securities laws and is subject to its safe harbors. The forward looking statements reflect management's forecast of certain aspects of the company's future. They are based on current information that we have assessed, but which by its nature is dynamic and subject to rapid and even abrupt unexpected changes. Forward-looking statements include, but are not limited to statements regarding: (a) the estimated completion of the proposed transaction, (b) the continued growth of the Internet appliance business, (c) the transition, (d) increases in product development and faster time to market for products.

The following are among the factors that may cause actual results to differ materially from the forward-looking statements: inability to obtain necessary stockholder, regulatory or third party approvals, or other failures of conditions to the transaction, market acceptance for the Company's products, technological difficulties, resource constraints in product development and introduction, component shortages, business conditions in the internet, internet appliance, telecommunications industry and general economies, both domestic and international, lower than expected customer orders; failure to successfully implement a national retail distribution channel and a brand marketing campaign; failure to obtain significant subscriber growth and competitive factors. Other potential risks and uncertainties and other factors are discussed in more depth in CIDCO's filing with the SEC, copies of which may be accessed through the SEC's world wide web site at http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of CIDCO are advised to read the proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. CIDCO intends to mail a proxy statement about the transaction to its stockholders. Such proxy statement will be filed with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement (when available) and other documents filed by the company at the Securities and Exchange Commission's web site at http://www.sec.gov. The proxy statement and such other documents may also be obtained from CIDCO by directing such requests to the address listed above.

CIDCO and its officers and directors may be deemed to be participants in the solicitation of proxies from CIDCO's stockholders with respect to the transactions contemplated by the definitive agreement. Information regarding such officers and directors is included in CIDCO's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. These documents are available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the CIDCO contact listed above.

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COMPANY CONTACT:                           MEDIA CONTACT:
   RICHARD KENT                               DON KING
   CHIEF FINANCIAL OFFICER                    BATES CHURCHILL INVESTOR RELATIONS
   408.779.1162                               713.267.7280